LION COPPER AND GOLD CORP. ANNOUNCES POSITIVE MASON VALLEY EXPLORATION RESULTS

December 13, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG" or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce the assay results from the Mason Pass prospect surface trenching program, as discussed in the November 10, 2022 press release at its 100%-owned properties at Yerington, Nevada. Lion CG completed this program utilizing funding provided by Rio Tinto as a part of the Stage 1 Work Program.

Highlights:

  At-surface, ore-grade, copper oxide mineralization has been encountered in recently excavated trenches at Mason Pass, with mineralization remaining open and untested in most directions.
  Trench 4 includes 200 ft of 0.28% TCu and 30 ft of 0.22% TCu, and averages 0.14% TCu over the full length of the trench (568 ft).
  Trench 1 includes 20 ft of 0.70% TCu and 90 ft of 0.34% TCu, and averages 0.14% TCu over 390 ft (from 50 to 440 ft).
  Trench 2 includes 50 ft of 0.20% TCu, and averages 0.08% TCu over 358 ft (from 50 to 408 ft).

The Mason Pass prospect is an at-surface copper oxide target located approximately 1.5 miles south-southwest of the MacArthur pit (Figure 1). The Mason Pass prospect was first identified by Company geologists through geologic mapping of outcropping copper oxide mineralization occurring within the Singatse fault system, a district-wide flat-dipping fault that bounds the eastern edge of the outcropping mineralization (Figure 2).

Two trenches totaling 848 linear feet were initially completed, and the program subsequently expanded to five trenches totaling 1,873 linear feet due to the appearance of visible oxide copper in the first two trenches. The trenches range from 6 to 15 ft in depth and were mapped and channel sampled at ten-foot intervals.

The four trenches that reached bedrock all encountered copper oxide mineralization (Figure 3). The results from the trenching indicate that the copper oxide mineralization occurs from one-inch to five-foot wide flat-lying veins, striking in a southwest-to-northeast direction, and extends out from the Singatse fault into the western and southern directions for an as-yet-undetermined distance. The Company is now considering further exploration to evaluate the extent of this mineralization to the west, south, and at depth, as well as testing for potential to the east, beneath the cover of volcanics that postdate the mineralization. The character of the mineralization observed in the trench exposures is similar to that exposed in the MacArthur pit where historic benching exposes copper oxide mineralization primarily in the footwall of the low angle MacArthur fault and ranging from 30 to 250 feet in thickness.

Travis Naugle, Lion CG's CEO, states "We are very encouraged at these results from the Mason Pass oxide prospect surface trenching program, just the first of many compelling copper exploration targets assembled by the Lion CG and Rio Tinto exploration teams (See Lion CG Mason Valley Stage 1 Work Program Presentation, May 18, 2022). It is exceptional to uncover this kind of ore-grade copper oxide mineralization at surface, in a location which can take advantage of future project infrastructure."

Quality Assurance and Control

All samples were taken as channel samples by Company personnel. Samples were delivered to ALS Geochemistry in Reno, NV for sample preparation. Multi-element analyses were completed using a four-acid digestion and ICP-AES multielement measurement lab procedure "ME-MS61L" in North Vancouver, BC. Commercially prepared standards and blanks were inserted by the Company at 50-ft intervals to insure precision of results as a quality control measure. The Company has a chain of custody program to ensure sample security during all stages of sample collection, shipping, and storage.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship copper assets in Mason Valley, Nevada.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The technical information in this news release has been reviewed and approved by C. Travis Naugle, QP MMSA, CEO of Lion Copper and Gold Corp. and a qualified person as defined in NI 43-101.

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "expect", or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the transition to a U.S. domestic issuer. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; income tax and regulatory matters; the ability of Lion CG to implement its business strategies; competition; currency and interest rate fluctuations and other risks.

FIGURE 3: TRENCH 4 – 42 FT
BEDROCK - QUARTZ MONZONITE
FLAT COPPER OXIDE-GOETHITE VEIN
GOETHITE VEINING